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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549

[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

MCP GP, Inc.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

Two Canal Park
--------------------------------------------------------------------------------
                                   (Street)

Cambridge                             MA                              02141
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)
2.  Issuer Name and Ticker or Trading Symbol  Veridian Corporation (VNX)
                                             -----------------------------------
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------
4.  Statement for Month/Year      6/2002
                             ---------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ___ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)
    ----------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)
    ____ Form filed by One Reporting Person
    _X_  Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          6/10/2002    C             6,108,214      A         (1)         7,262,800            (I)            (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          6/10/2002    C             1,154,586      A         (1)         7,262,800            (I)            (2)
------------------------------------------------------------------------------------------------------------------------------------

(1) Such shares were acquired through the conversion of Class A Common Stock, par value $0.0001 per share ("Class A Common"), at a ratio of 1.365188-to-1, which occurred on June 10, 2002 automatically with the closing of the Issuer's initial public offering. The original price per share paid for the Class A Common was $15.04 per share.
(2)  See Attached.

     Reminder: Report on a separate line for each class of securities
     beneficially owned directly or indirectly.                           (Over)
*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

Potential Persons who are to respond to the collection of information contained in this form Page 1 of 4 are not required to respond unless the form displays a currently valid OMB control number.

                                                                     Page 1 of 4
                                                                 SEC 1474 (3-99)

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par
 value $0.0001 per share
 ("Class A Common")                 (1)                  6/10/2002          C                                    4,474,266
-----------------------------------------------------------------------------------------------------------------------------
Class A Common                      (1)                  6/10/2002          C                                      845,734
-----------------------------------------------------------------------------------------------------------------------------

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
                                  (Continued)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------     5)          Owned            or            ship
                               Date     Expira-              Amount or                      at End           Indirect (I)  (Instr.
                               Exer-    tion         Title   Number of                      of               (Instr. 4)    4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par
 value $0.0001 per share
 ("Class A Common")            (1)              Common Stock  6,108,214       $15.04         0                 I            (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common                 (1)              Common Stock  1,154,586       $15.04         0                 I            (2)
------------------------------------------------------------------------------------------------------------------------------------

(1) Such shares were acquired through the conversion of Class A Common Stock, par value $0.0001 per share ("Class A Common"), at a ratio of 1.365188-to-1, which occurred on June 10, 2002 automatically with the closing of the Issuer's initial public offering. The original price per share paid for the Class A Common was $15.04 per share.
(2)  See Note (2) on next page.

          /s/ Joan Lautenschleger            July 10, 2002
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                     Page 2 of 4
                                                                 SEC 1474 (3-99)

                              Attachment to Form 4

     Pursuant to Instruction 5(b)(v) of the General Instructions to Form 4, this Form 4 is also being filed on behalf of the Reporting Persons set forth below. All of the information set forth in the attached Form 4 for MCP GP, Inc. is the same for the Reporting Persons set forth below unless otherwise noted.

     Notes are on the following page.

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
Reporting    1. Title      2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of       6. Owner-     7. Nature
Person          of            action     action          or Disposed of (D)                Securities         ship          of In-
                Security      Date       Code            (Instr. 3, 4 and 5)               Beneficially       Form:         direct
                (Instr. 3)    (Month/    (Instr. 8)                                        Owned at           Direct        Bene-
                              Day/    -----------------------------------------------      End of             (D) or        ficial
                              Year)                                                        Month              Indirect      Owner-
                                         Code      V   Amount        (A) or    Price       (Instr. 3 and 4)   (I)           ship
                                                                     (D)                                      (Instr. 4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Monitor Clipper
 Partners, L.P.  Common Stock  6/10/2002   C           7,262,800      A        (1)        7,262,800           (I)            (2)
------------------------------------------------------------------------------------------------------------------------------------
Monitor Clipper
 Equity
 Partners, L.P.  Common Stock  6/10/2002   C           6,108,214      A        (1)        6,108,214           (D)
------------------------------------------------------------------------------------------------------------------------------------
Monitor Clipper
 Equity Partners
 (Foreign), L.P. Common Stock  6/10/2002   C           1,154,586      A        (1)        1,154,586           (D)
------------------------------------------------------------------------------------------------------------------------------------

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
Reporting       1. Title of Derivative       2. Conver-      3. Trans-           4. Transac-            5. Number of Deriv-
Person             Security (Instr. 3)          sion or         action              tion Code              ative Securities
                                                Exercise        Date                (Instr. 8)             Acquired (A) or
                                                Price of        (Month/                                    Disposed of (D)
                                                Deriv-          Day/                                       (Instr. 3, 4, and 5)
                                                ative           Year)
                                                Security
                                                                                ---------------------------------------------------
                                                                                 Code      V               (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------------
Monitor Clipper     Class A Common Stock, par
 Partners, L.P.     value $0.0001 per share
                    ("Class A Common")          (1)            6/10/2002           C                                     5,320,000
-----------------------------------------------------------------------------------------------------------------------------------
Monitor Clipper     Class A Common              (1)            6/10/2002           C                                     4,474,266
 Equity
 Partners, L.P.
-----------------------------------------------------------------------------------------------------------------------------------
Monitor Clipper     Class A Common              (1)            6/10/2002           C                                       845,734
 Equity Partners
 (Foreign), L.P.
-----------------------------------------------------------------------------------------------------------------------------------

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
                                  (Continued)

------------------------------------------------------------------------------------------------------------------------------------
Reporting                     6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
Person                           cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------     5)          Owned            or            ship
                               Date     Expira-              Amount or                      at End           Indirect (I)  (Instr.
                               Exer-    tion         Title   Number of                      of               (Instr. 4)    4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Monitor Clipper Partners, L.P.  (1)              Common Stock  7,262,800       $15.04         0                 I            (2)
------------------------------------------------------------------------------------------------------------------------------------
Monitor Clipper Equity
 Partners, L.P.                 (1)              Common Stock  6,108,214       $15.04         0                 D
------------------------------------------------------------------------------------------------------------------------------------
Monitor Clipper Equity
 Partners (Foreign), L.P.       (1)              Common Stock  1,154,586       $15.04         0                 D
------------------------------------------------------------------------------------------------------------------------------------

(1) Shares of Common Stock were acquired through the conversion of Class A Common Stock, par value $0.0001 per share ("Class A Common"), at a ratio of 1.365188-to-1, which occurred on June 10, 2002 automatically with the closing of the Issuer's initial public offering. The original price per share paid for the Class A Common was $15.04 per share.
(2) MCP GP, Inc. ("MCPGP"), as the sole general partner of Monitor Clipper Partners, L.P. ("MCPLP"), and MCPLP, as the sole general partner of each of Monitor Clipper Equity Partners, L.P. ("MCEP") and Monitor Clipper Equity Partners (Foreign), L.P. ("MCEP(F)"), may each be deemed to share voting and dispositive power with respect to the 6,108,214 shares held by MCEP and the 1,154,586 shares held by MCEP(F). MCPGP and MCPLP each disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.


                   Signature of Reporting Persons:

                    MCP GP, Inc., for itself, on behalf of itself in its capacity as general partner of Monitor Clipper Partners, L.P., and on behalf of Monitor Clipper Partners, L.P. in its capacity as general partner of each of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P.


                    By  /s/ Joan Lautenschleger
                        ------------------------
                        Chief Financial Officer

                                                                     Page 4 of 4